Exhibit 99.1

NCR/Radiant Systems Announcement

John:	Excuse me, good afternoon and thank you very much for being patient with us throughout your business day as obviously we are aware you guys woke up to a sudden announcement. But an announcement that we think is very exciting. I am here with Andy Heyman this morning and Keith Hicks and I’d like to just kinda give you guys as much information as possible this morning and obviously there will be more and more information coming out over the next few days. I am obligated to provide a legal disclaimer on this by the attorneys, get that out of the way.

And obviously, you’ve seen the news and NCR is offering our shareholders $28 a share or roughly 1.2 billion dollars U.S. and well this is the offer they have made to our shareholders over the past couple of months and we’ve worked with NCR, what we really feel like they are doing for our company is providing really the opportunity of a lifetime and that is why we are so excited about it. This is the company that is a leader in the financial services and health care technology industries and has a strong footprint in certain retail segments and their desire is to create a third core vertical around the businesses Radiant Systems is in today and obviously this investment is just the first step.

I’d like to just share a few things with you that the business is going to be left fully intact. We’ve got that commitment from their team, they really feel like Radiant has built something very special in terms of our strategy and our people and what their desire is, is to enable this and help us grow the business even faster. As we deliberated whether or not to enter into this transaction, and we have had a number of companies call us over the years and we just never felt like the strategic fit was there amongst other things. But when we met with Bill Nuti and this process started eight weeks ago or so, it was very clear that he understood our strategy, he understood our strategy of building relationships for life with our customers, our partners and our people.

He understood that one of the primary growth pillars of our business was to look to continue to innovate and add more value to every customer we serve through new products and services. He understood our desire to expand into new geographies and expand into new markets and he understood our desire to improve the capabilities inside our company and this has been our strategy for the past seven or so years and its helped us grow from a 100 million to almost 400 million dollars U.S. and as I looked at the potential to combine with NCR, it was so clear to me that this strategy could be greatly accelerated by joining forces with them. They provide us with a global footprint to expand anywhere and everywhere and help grow with our many customers who are seeking to grow outside the United States, they have got operations throughout the world, they’ve got scale in terms of you know, they are close to a five billion dollar company, they have got a great history of innovation that began 127 years ago and they invented the cash register and they have got a brand that is recognized around the world by consumers and business people and partners.

So at the end of the day, you know if I could snap my fingers and create those capabilities inside of Radiant Systems, I would be frankly foolish not to, and the way for us to get those accelerating factors was to do this transaction. I think the other notion here about improving our capabilities I think I have just outlined the number of things that they bring to us. But I think NCR is looking for us to help them improve their capabilities too. They feel like Radiant really understands how to build a solution company. They think we have got an incredible people engine and incredible innovation engine and I think they are looking to us to help transform their own business. This transaction is all about accelerating growth, I don’t think NCR would state this publicly but when their CEO met with me, he said he thought he could help us create a billion dollar company in two years. Now, I think it’ll take longer than that, and I know he thinks it will take longer that, but he really feels like his ability to take their brand, take their scale, take their global infrastructure and sales and support capabilities and grow our business so much more rapidly than we can grow our own whether it’s outside the United States, whether it’s inside new industries like specialty retail that we’ve entered into over the past few years. This is all about accelerating growth and that is why, this is the opportunity of a lifetime for our company and our people because growth leads to great personal opportunity.

Let me just give you some background about NCR, they, I think everybody has at least a high-level perspective on who they are. They are a leading technology company around the globe. They are close to five billion dollars, their biggest vertical is the financial vertical, they are also into retail, they have made a huge push into the self-service industry, I joined Radiant many years ago because of the innovation I saw Radiant doing around self-service but if you think about what NCR has done in grocery stores, in airlines, in healthcare facilities around self-service and consumer facing applications, it is really amazing the innovation they’ve brought to the market. They have got over 20,000 employees, they are headquartered here in Atlanta, they have a 180 offices around the world, they have a presence in obviously every mature economic region but they’ve also got a very strong presence in all the developing markets around the world, Brazil, Russia, India, China, etc. and again they are a company that is 127 years old.

They invented the cash register, they have been around a long time, very few businesses have been around since 1884, I think they’ve gone through some transitions throughout their history and over the past decade or so and even more recently over the past five or six years as a new CEO has come in, they really I think transformed their business around some really interesting innovations, they’ve recently relocated their headquarters here in Atlanta, Georgia and I think you know, we kinda look at them in the markets we operate in as more of a just a hardware provider but again they have been incredibly innovative in terms of the technology they are delivering to other markets. They view our market as really big, they view it as an eight billion dollar market and they wanna be the leader in it and the way they want to become the leader in it, is to acquire Radiant and help us grow more rapidly.

I was struck by, as I have gotten to know NCR and their team. I’ve been really struck by how consistent their vision and mission and values are. And you know, before I talk about this you know, we’ve done a number of deals inside of our company and some of those deals have been more successful than others but whether the deals succeed or whether they fail, I think it really comes down to people and it comes down to people having the same vision and mission and values and I have watched how attentive NCR has been over the past few weeks as they’ve wanted to make sure that they are keeping our team intact, that they are empowering our team properly, that they are motivating our team properly, that they have our leadership on board so our leaders can lead faster and propel our business in the many ways we aspire to and it has just been really impressive to me to watch them go about that.

Their vision is to lead how the world connects, interacts and transacts with business, for those of you have had visibility into our new marketing initiatives, you’ve seen how the word connection ripples through so many things we want to do with our customers whether is helping the managers of operations stay in touch with their sites or helping the sites stay in touch with consumers. NCR’s mission is to provide our customers with the next generation of productivity gains and customer experience, innovation through their deep knowledge of the changing global consumer and technology. And if you think about productivity gains and customer experience, you can almost see those exact words in our mission statement. They are a leader throughout their business, they have a number one and number two position in so many areas; ATMs, other types of self-checkout in the grocery, airline industry. They have got an incredible service infrastructure and they hold well over 2,000 patents globally.

I think you guys know how important we embrace our values of teams of winners, and respect and honor, and customers for life and ideas to action and I think we all know what these words mean so well I don’t even have to define them for you anymore. And I think about NCR’s shared values as they call them, integrity and respect and teamwork, customer dedication, performance and innovation, and I think interestingly enough they could use our core values as theirs and we could use their core values as ours and I think there really is a great meshing here of vision and mission and values. We obviously have worked hard to expand our presence outside of Atlanta both across the United States as well as in key operational centers in Asia Pacific and in Europe. They have done the same thing, they have got a 180 sales and support offices, their regional offices are a bit more extensive than ours as are there manufacturing facilities but they are literally prepared to, when a site opens almost anywhere in the world, they are prepared to sell and service that site and that is one of the really exciting things that you should think about our being able to bring together the combined global capabilities of our company.

Just a quick demonstration of many of their innovative solutions, you can see a number of the different hardware systems, the self-service systems, the DVD entertainment self-service systems, but you can also see the big investments they have been making in mobility, which in their minds is an extension of so many of the consumer-facing applications that we’ve used at the airline ticketing counter or the grocery store or the ATM and they’re now putting those same kind of capabilities inside mobile devices and I think they really embrace this mobility initiatives that we’ve had here at Radiant as well as the consumer-facing initiatives. We share some customers, the most notable global customer is Exxon Mobile but we share many of our customers are running their hardware with our software or use their services. They have got some very big brands in their stable of customers in addition to joint customers Delta Airlines, McDonald’s, Yum! brands uses them in many areas of the world including China so they’ve got a really blue chip customer list.

Before we start with questions, just a few last things, I think I’ve had the benefit now of a day or so of this transaction being announced and I’ve been able to read the letter that their CEO sent to their employees regarding the combination and I also spent an hour last night on the investor call with him as he talked about this to his investor community and I just want to read some quotes from the investor call because I think it shows how excited they are about this combination.

Number one, he said it was the most important growth investment that their company has made in over 20 years. They are buying our company for roughly 40% of their valuation and I think that just speaks to the importance of being able to grow this investment across the world. They have said that they have seen the exceptional talent inside Radiant Systems and we’ve worked with many of their people and that they will go to great lengths to keep this talent intact. They’re excited about our subscription offerings and how they can aspire to expand them globally in many of our retail segments plus also their own, they’ve cited our solutions as being best in class, they are really excited about the growth they see an emerging markets and now when a restaurant or retail location opens up, they want to be there to sell and service that. They want to start hiring sales people immediately to start accelerating this growth. Their retail team is really excited about some of our new subscription services and our vision and they specifically cited globally how much they get, how much interest they get in, from petroleum companies and they’re just not well positioned to serve petroleum companies.

So I think all the right ingredients are there for an incredibly successful combination, it’s obviously going to take a lot of hard work on both of our parts. Andy Heyman who will be running the operation and reporting directly to Bill Nuti at NCR. I think most of NCR’s business units do not report directly to the CEO. I think the fact that he has this one reporting directly to him is a sign of the strategic importance of it and I think, as you guys know, Andy has been behind so many of our successes and so much of our growth as a company and I think it is great to see NCR positioning him to provide this kind of next level of leadership for the company. We got the question yesterday and I notice a lot of people on the phone have kinda grown up in the petroleum sector and certainly the Prague office, we got the question on the phone yesterday you know, why do we call it hospitality and specialty retail? I do want you guys to know that they view every one of our business segments as important. They have their own retail business but they have to be sensitive to both in terms of their employees and their customer base. They’re very strong with big department stores, they’re very strong in grocery and I think you know, in their minds hospitality and specialty retail sufficiently describes everything we do. We certainly don’t think of petroleum and convenience as a specialty retail operation, but you certainly could look at it as a niche within the larger retail section, so every single one of our business units is something that NCR is excited about.

Andy:	I would just add on that one John, this is Andy by the way that if you think about before this transaction were closed, how we’ve been the last couple of years. We’ve called the category of businesses out there as retail, when we talk about hospitality and retail, and retail as everyone knows is kind of a combination of a variety of segments that included stadiums and arenas and specialty shops and convenience stores, so we had our own category that we tended to have criticism internally but I would view that only as a category, when we go to market, we’re gonna market the exact same way described in the industry segments the exact same way we used to. These are just categories of things that NCR and Radiant have agreed to call it for lack of a better term and to minimize confusion within their organization as well.

John:	Thanks Andy. We’re gonna start you guys off with some questions but I’m also going to encourage you guys to start thinking about questions right now and using the live meeting function. We’ve got six or so questions to get us started, just questions we’ve already heard inside the organization and you know as I start with these questions, one thing I do want to say specifically, I think this is a great opportunity for every single person at Radiant. And, but I think it’s an especially great opportunity for our global offices. These guys want to, they have roughly, roughly 65% of their business is done outside the United States. It’s not done in restaurants though and it’s not done in what we are calling specialty retail. And they feel like they’ve got the infrastructure in every single country to take our systems now and expand it but they need the expertise that we have, that expertise we have around restaurants and stadiums and retail and petroleum and that is gonna help us do so much more around the world so much more quickly and I think you guys are in an especially unique position.

So questions, will there be layoffs as a result of the merger? Well, let me, let me first say that I think over the next three to five years, Radiant will employ, what we know as Radiant today, will employ more people than we otherwise would have, everywhere. I think at the same time I believe that when executives put companies together, they typically to help fund some of that growth also look for what we call synergies. And there are certain redundancies across our businesses that we will challenge ourselves and look to eliminate those redundancies so we can reinvest them across the business. There’s also, you know, I think as you guys hear about cost synergies I want you to remember that so much of our costs that’s inside the business are, you know, we can combine our enterprises and get better pricing from vendors. That’s one great way to get cost synergies. A second way is we don’t have to run two separate public companies. So when you think about the cost of two separate boards of directors or complying with government regulations or putting out annual reports or having two separate audits. There’s just a host of costs that happen outside the, what we’ll call people costs of the business. So my view,
Andy’s view, Bill Nuti’s view is this is an accelerator to growth and the way to grow is by adding people not by subtracting people. To the extent positions are eliminated, we’ve got agreement from both companies that those positions, those people who are freed up by those positions will have first priority in terms of new job openings within the new enterprise and again I think that’s why this is exciting for our people.

Andy:	I would just add to that for this particular audience in terms of Prague that in all the discussions that we’ve had there’s been a tremendous interest in really driving that expansion consistent with the vision that we’ve already had in place and then also the assets and the people and the focus we’ve had in Salzburg has been something of great interest to try to figure out ways to continue to expand our roles and our growth there. So, I feel really good and I know there’s a lot more people than just Prague and Salzburg but those particular offices I just wanted you to understand how strategic those offices are for our future.

John:	Okay, will my compensation and benefits change? I think they, again, understand that we’ve been able to do something really special in terms of assembling the best team in the industry across the globe. I think, I know we have their commitment not to change anything for the first twelve months and I expect they’re going to be looking to us for leadership around people programs, given their strong interest in our people but I do also think, you know, over time they will have to mesh those compensation and benefit programs. You know, we will work hard to make sure all those changes are good ones for the company.

Will my day-to-day responsibilities change? Let me first say, the acquisition is not completed and it is a remote possibility but there is a chance the acquisition is never completed. So the first thing is starting today, your responsibilities do not change. We today are Radiant Systems, conducting business in the exact same way we did yesterday. I think over time that teams led by Andy will put together a new strategy to take advantage of all the strengths and assets NCR brings to the table and I think we will, your jobs largely will not change. But I’m hopeful that some of the acceleration creates new opportunities to people.

Will our office locations change? There is absolutely no plan right now to change our office locations, anywhere and everywhere around the world. I do want to say that NCR, just so everybody knows, has a much stronger global manufacturing footprint than Radiant and that’s something that I think we will be able to take advantage of over time.

Will the Radiant brand go away? That’s not determined yet. I think they really like our brand. They also recognize the power of some of the other brands in the company and my sense is they would be very thoughtful about how to utilize the power of those brands, but they’ll also want to leverage their own brand which I feel like is one of the strongest in the industry. I think Andy will again will be the leader of those efforts. You want to say anything?

Andy:	Yeah, let me just add something to this. For those of you who have been with our company, our at least watched our company for a number of years, I think no one would accuse us of having a strong brand strategy today. So let’s us first just get that out of the way, it’s not like we got, we’ve got so many great brands, but we don’t really have a brand strategy and Kim Eaton and Jessica Lundberg had begun work many months ago to redefine our own brand strategy and we’re doing a lot of good work and I think if this transaction closes like we think we will, NCR is also going through a very same kind of makeover of their brand strategy and so I would see is that we would merge those efforts together and really take advantage of the best of all worlds in the coming years. What that looks like I just don’t think we could predict but a lot of people could make the case that the strongest brands in Radiant are not actually the Radiant brand. They’re brands like Orderman and Aloha and Counterpoint and so forth, so I think change was coming anyway, this one will accelerate it. And where necessary and possible the NCR brand is a very healthy strong one that we can leverage as we go forward if that makes sense.

John:	Will we still sell Radiant hardware? The short answer is yes we will. We’ll sell hardware that we produce today and we will sell hardware that we have already some new hardware that we’ve already talked with our customers about designing and building.

What’s the effective date of the merger? We don’t know yet. It could happen as soon as six to eight weeks from now. It could also take three to four months. The biggest driver of that will be review by antitrust organizations in certain areas of the world, but we do not anticipate any issues with any of that and my expectation is, it should close in the next couple of months. What other questions do we have Keith?

Keith:	Well we haven’t had any questions come through the live meeting, so I just want to encourage everybody out there in the meeting facilitators to use that live meeting Q&A function, let us know what’s on your minds. Because we know that surely you have more questions for us.

John:	One thing as you guys are thinking about questions to ask. We just had our leadership team meeting in Atlanta a couple of weeks ago and Andy laid out this notion of Radiant 3.0 and the notion of Radiant 3.0 I would say is a ten-year vision and it’s around transformational innovation to really tie our customers closer to their customers. It’s around global growth. It’s around becoming the same kind of strong player we are in other segments of our business that we are in hospitality and certain other areas and I think this is the single best thing we do to make Radiant 3.0 real and accelerate it. And, you know, the way technology moves today, it moves so fast that the ideas you have, you have to accelerate because if you don’t somebody else will and I think that by joining forces with NCR it positions us to deliver on our
Radiant 3.0 vision for our people, for our customers, for our partners in a way we could not have otherwise done. So really excited about that. Keith we got a question?

Keith:	We do. Okay this question is, when will be able to leverage the knowledge of NCR’s account management function, where we have synergies in client and legacy software landscape?

Andy:	Yeah this is Andy. First of all, let me just say that it’s been very surprising to me how little overlap we have in our customer base around the world. That’s very good news, because one of the things that we looked at together in the last several weeks was looking at customer lists and so forth and one of the major values NCR places on Radiant and the reason they’re willing to pay such a premium is our customer relationships and the people that manage them. And with that, they also bring a tremendous number of relationships in the people that manage theirs. And so I think this is a situation where everyone’s looking towards how do we take the people that are managing the relationships in both organization and provide more product and service through them. I think we’re really excited about the opportunity to do that.

The first eye we have on that in the international business, for example, they have a country manager in India, who is very interested in selling to that convenience store chain and restaurant businesses in India. So one of the things we are looking to do is enable him with a lot of product and service capability inside of India and be able to drive growth there. So we think that’s a big short term opportunity. I would look for conversations like that to start, I would say day one after the close, where we are looking at ways to take existing customers and existing individuals in both organizations and enable them with more product and service so that we can drive the expansion internationally. I think we’ll be looking at some very similar things in the U.S. for other, for very similar opportunities; they have a set of services within in NCR that we simply don’t have at Radiant that we can offer more holistically. They have customers lists like healthcare companies, banking companies and even retail companies that are very ripe for additional software, either point of sale software or some of hosted solutions offerings. So I think we’ll start to put those plans together in the early months after the deal closes.

Keith:	Great, Radiant has a strong emphasis on our culture and putting our people first. How do you feel NCR’s going to embrace that?

John:	This is John. I think I’ve just, I have watched how attentive they have been to our culture around customers, our culture around people and our culture around kind of growth and building the company the right way. And it’s just so amazing, like things like the Sprint for Cancer Race, they have a very similar race. Our beneficiary is the Children’s Healthcare and oncology efforts that Children’s Healthcare does here in the U.S. Theirs is St. Jude’s Children’s Hospital. They

have their own customer satisfaction methodologies but they have a really intense interest in how we do it. Because they just respect how much, how we do it.

They are really intrigued with how we have been able to build a company that while our revenues are probably 7% of theirs, our gross profit is much, much higher as a percent. And seeing how that innovation and those people programs translate into bottom line results and ability to grow the business. So, as I, the first tangible thing I’ve seen on the people side is our leadership team, for those of you guys here that don’t know it, and probably most of you are aware, they are all through their compensation programs equity owners in Radiant Systems and how they have been, not just fair, what I would say is, more than fair, in treating our leadership team and how I am watching them work with Andy to make sure that the leadership team is kept intact is now once again motivated to become NCR equity holders and really understanding whatever they need to do to make sure they are empowering our people engine. As opposed to, you know, in so many acquisitions, I think you’ll see people put as the third priority, it really feels to me that they are putting people and customers at the top, top priority in terms of making this a good acquisition. Andy?

Andy:	Well, I’ll just add that today Radiant is multicultural. Both in from prior acquisitions that we’ve done, over a dozen different companies and we’ve got a history of adopting the best of the multicultural aspects of the different companies that have come on board and also in the regions of the world that we operate, we’re very multicultural. NCR’s very similar to that. It is a company by the way where two-thirds of their revenues come from outside the United States. It’s been a dream of ours that gets accelerated with this, and finally they have a culture counsel, that’s how important culture is to them and they’ve invited us to be part of that and to kind of, as they kind of continue to build best practices of culture and so we’ll be part of that. And I think we’re really excited about the cultural evolution that’ll occur. One that we have been on a journey of for, in our 25 year history, and now one that will continue in a more exciting but in somewhat, for sure, a little bit scarier way. But I think its change here is a positive, even if it’s not comfortable.

John:	Yeah, I just will add one thing to that. I mean the one, in my global travels the past 12 to 24 months as much as I’ve learned, I’ve also learned that I can never know enough about how so many different countries and cultures operate and they have built a global presence over a 127 years. They have locals running local offices and I think that infusion of global talent and expertise and passion into our business is something that can really just help jumpstart us in so many ways.

Keith:	Okay thanks John. We got a question here and it’s kind of a long one. I’m gonna read it because I want you to get the gist of it. So what was the decision maker in this acquisition? I think we understand the differences between NCR and Radiant, but competition is always good and if there is just one leader on the market that might be a drawback for customers. One of our core values is customers for life. Was it the 28 dollars per share that was the main decision factor? Or what was the main point that helped you decide this way?

John:	That’s a great question. First of all, I agree competition is good and in many ways though we’re not competitors. In many ways we bring something very different to the table in every single market we serve. If you think about some of the software innovation and SaaS innovation that we have versus the global sales and global infrastructure for instance that they have. If you think some of the brands that we have that are really known for something in different retail segments versus their global, somewhat iconic brand. And if you think about the power of scale in terms of being able to bring down the cost of our solutions by being able, for instance, negotiate better with the supply chain and how that can translate into a more affordable solution for more customers. So at the end of the day we have received a number of calls from a number of different companies, there were two reasons that our board decided to move forward with this. Number one is we felt that it was the right thing to do for our company. Again if I could have snapped my fingers as a CEO and remained independent but been able to access the assets that they bring to our company I would have done so in a second; but that simply isn’t feasible. It would have taken a decade to build what they bring to us immediately when this acquisition is closed. And then the second thing is, is it does have to be right for our shareholders. And so we felt that this was a combination of the right thing for our company, our people, our customers, our channel partners and worked well for our shareholders as well.

Andy:	I just want to add one thing, the way I refer to it is kind of the rocking chair concept and I know that the people making the decision want to be on a rocking chair when they’re 85 years old and reflect back on this situation and view it as a key legacy in their lives and to make a decision like this where the new home couldn’t be a great home would shatter the opportunity of that legacy. And I think we’ve all got that in the front of our minds here.

Keith:	Thanks John, thanks Andy. Okay another questions has come in. How and when do we intend to communicate this exciting news to our key customers?

John:	Andy?

Andy:	How and when are we intending to communicate this to our key customers?

Keith:	Correct.

Andy:	That’s in process right now. It started yesterday at 4 p.m. In fact, one thing, for those of you who are kind of watching the minutes tick, and most of you on the call time weren’t able to. But the release came out at 4:15 and we started making phone calls just before that with key customers. Throughout we have a communication planned, the best way to think about it is we have three, we have hundreds of external parties and 300 were kind of listed as the top 300 external relationships we have in the company we’ve got names associated, Radiant employee names associated with each of the 300 in terms of communication plans. Most of those have been phone calls or face to face meeting and I would say probably 50 of them, face to face meetings, the other 250 phone calls. All of those have been made at this point, only a few times has it been where voicemail was involved. We’re going to continue to make sure that we’re all over that. I was on the phone late last night with some, on our hospitality team, they is a user conference in California right now, he has spent time with several dozen customers face to face. The reaction is mostly positive or neutral, and by neutral, I think it’s important to know, that there is probably over 75% of our customers where this is not that big a deal, or it’s no news. And there is about a quarter of our customers where they want to know a lot more, and that tends to be the bigger companies. For the companies that are wanting to know a lot more, often, which are the bigger companies, this is tending to be positive news. Anyone that is trying to do business with us on a multinational level, so far we’re are getting very favorable responses for it. So time will tell with this, it’s one of my two top concerns over the coming months, people being our other one and so we’re going to be very, keep our ears open and our eyes open for this but so far so good is what I would say at this point.

John:	All right thanks Andy. Before we close, I just want to say, I know there’s anxiety around this but I really do feel like this is an incredible opportunity for our people. I think it’s a validation of what we have done together at Radiant and I think if you’re in London it’s a validation of our small business strategy because NCR is really really focused on how we reach out and serve small and medium sized businesses. If you’re in Salzburg, I think, they are focused on mobility and willingness to do things that change the way businesses operate in terms of things like handhelds and their excitement around seeing how we’re going after the European market with Columbus. If you’re in Prague, you know questions I’ve gotten over time about growing our petroleum business, again everywhere and anywhere there are petroleum and convenience store stations these guys have infrastructure and are ready to serve and everything they’re focused on right now is how to grow our business and probably number one on that list is how to grow our international business. So really exciting times, I know you guys will have that same Radiant attitude that you’ve brought to our company for many years and I can’t wait to watch how successful this is.

Andy:	I want to, oh, do you have one more slide?

John:	What other questions we have, sorry.

Keith:	There is another slide. There it is, you missed that.

John	We showed that one. So well I think, you think I just said it, celebrate the success, I think we’ve all said, your job doesn’t change today, your job won’t change in the future. It’s about taking care of our customers and if you have questions, please, talk to your managers, talk to your leadership team members.

Reach out to Andy, me, others on the executive team, communication is critical from both sides over the next few weeks.

Andy:	I want to close with three principles just so everybody can, when they hang up, they just, we’ve said a lot, you’re digesting a lot, we’ve had weeks to digest this and absorb this and you’ve had at best hours to digest it; so we don’t expect that you’re necessarily as excited as we are, because we’ve had so many more weeks and we’ve had the chance to meet the top 50 people within NCR. But I want to leave you with three principles that I won’t sleep well at night unless I understand that everybody feels this. First one is, every customer commitment will be met for the long haul. This is not an interim principle, this is a long haul principle that I’m committed to and that you should feel comfortable with. Every customer commitment will be met. The second thing is, every great person, regardless of the role that they’re playing will be offered a job. Every great person in our company will be offered a job. So I don’t want people will feel like, that they’re in a bad position here, we are going, job opportunities are going to expand with this not shrink with this. The third thing is, Radiant and our leadership team will lead the charge on the business case and the strategy not be recipients of somebody else’s strategy. So if you want to send me an e-mail and just understand any of this a little bit better, feel free to, but I’m committed to those three principles.

John:	All right. Thank you again and thanks for everything you’ve done for Radiant and we will talk with you soon.

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, NCR will cause Ranger Acquisition Corporation to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 12, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.